Filed Pursuant to Rule 424(b)(2)
Registration No. 333-106272

Prospectus Supplement (To Prospectus Dated June 30, 2003)

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

August 25, 2004

Citigroup Global Markets Holdings Inc.

10,000,000 2% Principal-Protected Equity Linked Notes

Based Upon the Dow Jones Industrial AverageSM

Due December 29, 2009

$10.00 per Note

•	The notes bear interest at the rate of 2% per annum. We will pay interest in cash semi-annually on the 29th day of June and December, commencing on December 29, 2004.

•	The notes will mature on December 29, 2009. You will receive at maturity, for each $10 principal amount of notes you hold, $10 plus an interest distribution amount, which may be positive or zero.

•	The interest distribution amount will be based on the monthly returns of the Dow Jones Industrial Average during the term of the notes.

•	If the index return (as defined herein) is less than or equal to an interest received percentage of 10.66%, the interest distribution amount will equal zero.

•	If the index return is greater than the interest received percentage, the interest distribution amount will equal the product of (a) $10 and (b) the index return minus the interest received percentage.

•	The notes have been approved for listing on the American Stock Exchange under the symbol “PPN.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page S-8.

“Dow Jones®” and “Dow Jones Industrial AverageSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and have been licensed for use by Citigroup Global Markets Holdings Inc. The notes have not been passed on by Dow Jones as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by Dow Jones and Dow Jones makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	$10.00	$100,000,000
Underwriting Discount	$0.35	$3,500,000
Proceeds to Citigroup Global Markets Holdings Inc.	$9.65	$96,500,000

The underwriter expects to deliver the notes to purchasers on or about August 30, 2004.

SUMMARY

This summary includes questions and answers that highlight selected information from the accompanying prospectus and this prospectus supplement to help you understand the notes based upon the Dow Jones Industrial Average. You should carefully read this entire prospectus supplement and the accompanying prospectus to understand fully the terms of the notes, certain information regarding how the Dow Jones Industrial Average is calculated and maintained, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this prospectus supplement and the accompanying prospectus.

Selected Purchase Considerations

•	Current Income – The notes offer current income in the form of interest paid semi-annually.

•	Growth Potential – The value of the notes is based upon the monthly return of the Dow Jones Industrial Average subject to a periodic appreciation cap, enabling you to participate in potential increases in the value of the Dow Jones Industrial Average greater than the interest received percentage, subject to the periodic appreciation cap, without having to acquire each of the underlying stocks.

•	Preservation of Capital – At maturity, we will pay you at least the principal amount of the notes, regardless of the performance of the Dow Jones Industrial Average.

•	Low Minimum Investment – Minimum investments start as low as $10 per note.

•	Exchange Listing – Although the notes are expected to be “buy and hold” investments, they have been approved for listing on a major exchange.

•	Diversification – The notes are linked to the Dow Jones Industrial Average and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors Relating to the Notes” section of this prospectus supplement. Some are summarized here.

•	Possibility of No Capital Appreciation – The index return used to determine the interest distribution amount, if any, payable to you at maturity is based on the return of the Dow Jones Industrial Average, subject to a periodic appreciation cap. The interest distribution amount may be zero even if the value of the Dow Jones Industrial Average has increased at one or more times during the term of the notes or if the value of the Dow Jones Industrial Average at maturity is greater than the value of the Dow Jones Industrial Average on the date of this prospectus supplement.

•	The Return on the Notes is Capped – Because of the periodic appreciation cap, the opportunity for equity appreciation afforded by an investment in the notes may be significantly less than the opportunity for equity appreciation afforded by a direct investment in the Dow Jones Industrial Average. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

•	You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop –The notes will be listed on a major exchange, but the secondary market may not be liquid and may not continue for the term of the notes. Although Citigroup Global Markets Inc. intends to make a market in the notes, it is not obligated to do so.

•	The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity May Be Substantially Less than the Amount You Originally Invest – Due to changes in the price of and the dividend yield on the stocks underlying the Dow Jones Industrial Average, interest rates, the earnings performance of the issuers of the stocks underlying the Dow Jones Industrial Average, other economic conditions and Citigroup Global Markets Holdings’ perceived creditworthiness, the notes may trade at prices below their initial issue price and you could receive substantially less than the amount of your original investment if you sell your notes prior to maturity.

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes are a series of unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes mature on December 29, 2009 and do not provide for earlier redemption by you or us.

Each Note represents a principal amount of $10. You may transfer the Notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in this prospectus supplement and the section “Book-Entry Procedures and Settlement” in the accompanying prospectus.

What Does “Principal Protected” Mean?

“Principal Protected” means that your principal investment in the Notes is not at risk in the event of a decline in the Dow Jones Industrial Average.

Will I Receive Interest on the Notes?

The Notes bear interest at the rate of 2% per annum. We will pay interest in cash semi-annually on each 29th day of each June and December, or the immediately next business day, commencing on December 29, 2004.

What Will I Receive at Maturity of the Notes?

The Notes will mature December 29, 2009. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and an interest distribution amount. The interest distribution amount is based on the monthly returns of the Dow Jones Industrial Average, with each such monthly return subject to a periodic appreciation cap of 4%.

How Will the Interest Distribution Amount Be Calculated?

The interest distribution amount will be based on the monthly return of the Dow Jones Industrial Average during the term of the Notes, and will not be less than zero.

•	If the index return (defined below) is less than or equal to an interest received percentage of 10.66%, the interest distribution amount will equal zero.

•	If the index return is greater than the interest received percentage, the interest distribution amount will equal the product of:

$10 * (Index Return – Interest Received Percentage)

The index return, which is presented in this prospectus supplement as a percentage, will equal the compounded value of the periodic capped return for each reset period, computed in the following manner:

[Product of (1.00 + the periodic capped return) for each reset period] – 1.00

The periodic capped return for any reset period (including the reset period ending at maturity) will equal the following fraction:

Ending Value – Starting Value
Starting Value

provided that the periodic capped return for any reset period will not in any circumstances be greater than 4%.

The interest received percentage will equal the sum of the interest payable on the notes over their term, expressed as a percentage of the principal amount of the notes.

Reset dates occur on the 25th day of each month, commencing September 25, 2004 and ending on December 24, 2009. We refer to the period between any two consecutive reset dates (or the date of this prospectus supplement and the first reset date) as a reset period.

The starting value for the initial reset period will be 10181.74, the closing level of the Dow Jones Industrial Average on August 25, 2004, the date on which the Notes were priced for initial sale to the public. The starting value for each subsequent reset period will equal the ending value with respect to the immediately preceding reset period.

The ending value for any reset period other than the reset period ending at maturity will be the closing value of the Dow Jones Industrial Average on the reset date at the end of the period or, if that day is not an index business day, the closing value on the immediately following index business day. The ending value for the reset period ending at maturity will be the closing value of the Dow Jones Industrial Average on the date three index business days before the maturity date.

If the ending value for any reset date is less than the starting value used for the computation of the periodic capped return for such reset date, then the periodic capped return for such reset date will be negative. However, the interest distribution amount at maturity will not be less than zero (thus ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes), nor can it be more than approximately $112.00 per Note (a maximum value that represents an increase of the Dow Jones Industrial Average of at least 4% during each reset period for 64 reset periods reduced by the Interest Received Percentage).

If no closing level of the Dow Jones Industrial Average is available on any index business day because of a market disruption event or otherwise, unless deferred by the calculation agent as described below, the ending value will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the ending value of the Dow Jones Industrial Average by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

For more specific information about the “periodic capped return,” the “index return,” the determination of an “index business day” and the effect of a market disruption event on the determination of the interest distribution amount and the index return, please see “Description of the Notes — Interest Distribution Amount” in this prospectus supplement.

The amount payable to you at maturity is dependent upon the performance of the Dow Jones Industrial Average during each of the reset periods, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The Notes provide less opportunity for appreciation than a direct investment in the Dow Jones Industrial Average because the periodic appreciation cap will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will share to the first 4% of any increase in the value of the Dow Jones Industrial Average in any reset period, but not limit your exposure to any depreciation in the value of the Dow Jones Industrial Average in any given reset period. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical maturity payments, see “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement.

Who Publishes the Dow Jones Industrial Average and What Does It Measure?

The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. (“Dow Jones”). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock’s weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Global Markets Holdings. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the U.S. and its territories and their stocks are traded on The New York Stock Exchange, Inc.

The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.

Please note that an investment in the Notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Dow Jones Industrial Average.

How Has the Dow Jones Industrial Average Performed Historically?

We have provided a table showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 1999 to July 2004, and a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of each December from 1945 through 2003. You can find the table and the graph in the section “Description of the Dow Jones Industrial Average — Historical Data on the Dow Jones Industrial Average” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in various economic environments; however, past performance is not necessarily indicative of how the Dow Jones Industrial Average will perform in the future. You should refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Dow Jones Industrial Average” in this prospectus supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Because the Notes are contingent payment debt obligations of Citigroup Global Markets Holdings, U.S. Holders of a Note will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Note, which yield will be assumed to be 4.126% per year. This tax OID will be includible in a U.S. Holder’s gross income (as ordinary income) over the term of the Note. The amount of tax OID included in income in each year will exceed the semi-annual interest payments to be made on the Note prior to maturity. The amount of the excess tax OID is calculated based on the difference between the assumed comparable yield of the Notes and the actual interest of 2% per annum. The assumed comparable yield is based on a rate at which Citigroup Global Market Holdings would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based in part on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a Note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). You should refer to “Certain United States Federal Income Tax Considerations” in this prospectus supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes have been approved for listing on the American Stock Exchange under the symbol “PPN,” subject to official notice of issuance. You should be aware that the listing of the Notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the Notes.

What Is the Role of Citigroup Global Markets Holdings’ Subsidiary, Citigroup Global Markets Inc.?

Our subsidiary, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the Notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the Notes to create a secondary market for holders of the Notes, and may engage in other activities described in the section “Underwriting” in this prospectus supplement. Citigroup Global Markets Inc. will also act as calculation agent for the Notes.

Can You Tell Me More about Citigroup Global Markets Holdings?

Citigroup Global Markets Holdings is a holding company that provides investment banking, securities and commodities trading, brokerage, asset management and other financial services through its subsidiaries. Citigroup Global Markets Holdings is a subsidiary of Citigroup Inc., a diversified financial services holding company.

Citigroup Global Markets Holdings’ ratios of earnings (losses) to fixed charges (Citigroup Global Markets Holdings has no outstanding preferred stock) since 1999 are as follows:

	Six months Ended June 30, 2004		Year Ended December 31,
			2003		2002		2001		2000		1999
Ratio of earnings (losses) to fixed charges	(0.56	x)	1.90	x	1.44	x	1.34	x	1.32	x	1.46	x

Can You Tell Me More About the Effect of Citigroup Global Markets Holdings’ Hedging Activity?

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the Notes declines. You should refer to “Risk Factors Relating to the Notes — Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” and “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the Notes. Employee benefit plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh Plans, will be permitted to purchase or hold the Notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

Are There Any Risks Associated with My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this prospectus supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by us with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-15286), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2003, (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and (iii) Current Reports on Form 8-K filed on January 20, 2004, January 29, 2004, January 30, 2004, March 1, 2004, March 29, 2004, April 1, 2004, April 15, 2004, April 30, 2004, June 3, 2004, June 22, 2004, June 29, 2004, June 30, 2004, July 15, 2004, July 21, 2004 and July 29, 2004.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the value of the Dow Jones Industrial Average, and other events that are difficult to predict and beyond our control.

The Interest Distribution Amount Payable at Maturity May Be Zero

If the ending value of the Dow Jones Industrial Average for any reset period during the term of the Notes is less than the starting value of the Dow Jones Industrial Average for that reset period, the value of the periodic capped return for that reset period will be less than zero. Because the index return used to determine the interest distribution amount payable to you on the maturity date is based on the compounded value of the periodic capped returns for each of the reset periods, the likelihood that the interest distribution amount will be $0 per Note increases as the number of periodic capped return values that are negative increases and as the size of the decline in the value of the Dow Jones Industrial Average in any reset period increases. As demonstrated by some of the hypothetical examples in the section “Description of the Notes — Maturity Payment — Hypothetical Examples” in this prospectus supplement, the interest distribution amount may be equal to $0 per Note even if the value of the Dow Jones Industrial Average increases during one or more reset periods during the term of the Notes or if the value of the Dow Jones Industrial Average at maturity exceeds the value of the Dow Jones Industrial Average on the date of this prospectus supplement by more than the interest received percentage. Assuming a periodic appreciation cap of 4%, an interest received percentage of 10.66% and a total of 64 reset periods, if the Dow Jones Industrial Average declines in any single reset period by approximately 90.65% or more, the interest distribution amount will be $0 per Note, even if the value of the Dow Jones Industrial Average increases in every other reset period.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The amount we will pay to you on the Notes may be less than the return you could have earned on other investments. The Notes bear interest at the rate of 2% per annum. As a result, if the index return is less than approximately 22.94%, the yield on the Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Global Markets Holdings of comparable maturity.

The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Dow Jones Industrial Average

The historical performance of the Dow Jones Industrial Average, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average during the term of the Notes. Changes in the value of the Dow Jones Industrial Average will affect the trading price of the Notes, but it is impossible to predict whether the value of the index will fall or rise.

Because of the Periodic Appreciation Cap, Your Return on the Notes May Be Less than Your Return on a Similar Indexed Instrument that Is Directly Linked to the Dow Jones Industrial Average

As a result of the periodic capped return, the Notes provide less opportunity for equity appreciation than a direct investment in a security that was directly linked to the Dow Jones Industrial Average. The periodic capped return will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will share to the first 4% of any increase during any reset period. If the value of the Dow Jones Industrial Average increases by more than 4% during any reset period during the term of the Notes, your return on the Notes may be less than your return on a similar security that was directly linked to the Dow Jones Industrial Average but was not subject to a periodic appreciation cap.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the Dow Jones Industrial Average

Your return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because of the effect of the periodic appreciation cap, and because the Interest Distribution Amount will only reflect any increase in the value of the Dow Jones Industrial Average above 10.66%. In addition, the periodic capped return will be calculated based upon the return of the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on the underlying stocks. As a result, the return on the Notes may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average even if the ending value of the Dow Jones Industrial Average is greater than its starting value. Further, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Dow Jones Industrial Average.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May be Substantially Less Than the Amount You Originally Invest

We believe that the value of your Notes in the secondary market will be affected by the supply of and demand for the Notes, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Dow Jones Industrial Average.    We expect that the market value of the Notes will likely depend substantially on the relationship between the closing value of the Dow Jones Industrial Average on the date of this prospectus supplement and the future value of the Dow Jones Industrial Average. However, changes in the value of the Dow Jones Industrial Average may not always be reflected, in full or in part, in the market value of the Notes. If you choose to sell your Notes when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of the effect on the index return of previously determined periodic capped returns and expectations that the Dow Jones Industrial Average will continue to fluctuate between that time and the time when subsequent ending values of the Dow Jones Industrial Average are determined. If you choose to sell your Notes when the value of the Dow Jones Industrial Average is below the value of the index on the date of this prospectus supplement, you may receive less than the amount you originally invested. Because the index return is based on the compounded value of the periodic capped returns for each of the reset periods and will be reduced if the ending value of the Dow Jones Industrial Average for any reset period is less than the starting value of the Dow Jones Industrial Average for that reset period, the price at which you will be able to sell your Notes prior to the maturity date may be less than the amount originally invested, even if the value of the Dow Jones Industrial Average when you sell your Notes is equal to, or higher than, the value of the Dow Jones Industrial Average at the time you bought your Notes. The effect of the current Dow Jones Industrial Average value on the market value of the Notes will likely decrease significantly over time during the term of the Notes because the periodic capped return (and thus a portion of the index return) will be determined on each reset date.

Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment. Citigroup Global Markets Holdings’ hedging activities in the underlying stocks of the Dow Jones Industrial Average, the issuance of securities similar to the Notes and other trading activities by Citigroup Global Markets Holdings, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones Industrial Average.

Volatility of the Dow Jones Industrial Average.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Dow Jones Industrial Average changes during the term of the Notes, the market value of the Notes may decrease. The effect of the volatility of the Dow Jones Industrial

Average on the market value of the Notes will likely decrease significantly over time during the term of the Notes because the periodic capped return (and thus a portion of the index return) will be determined on each reset date.

Events Involving the Companies Comprising the Dow Jones Industrial Average.    General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the Notes. In addition, if the dividend yields on those stocks increase, the value of the Notes may decrease because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, the value of the Notes may increase.

Interest Rates.    We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

Time Premium or Discount.    As a result of a “time premium or discount,” the Notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones Industrial Average the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Dow Jones Industrial Average during the period prior to the maturity of the Notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the Notes.

Citigroup Global Markets Holdings’ Hedging Activities.    Hedging activities related to the Notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes.

Citigroup Global Markets Holdings’ Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results may affect the market value of the Notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the Notes attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the Notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings

Citigroup Global Markets Holdings’ affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the Notes.

Citigroup Global Markets Inc., an Affiliate of Citigroup Global Markets Holdings, is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets Inc., which is acting as the calculation agent for the Notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the Notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity may present a conflict between your interest in the Notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial Average and therefore the market value of the Notes. It could also be adverse to your interest if it affects the price at which our subsidiary Citigroup Global Markets Inc. may be willing to purchase your Notes in the secondary market. Since hedging our obligation under the Notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the Notes declines.

DESCRIPTION OF THE NOTES

The description in this prospectus supplement of the particular terms of the 2% Principal-Protected Equity Linked Notes Based Upon the Dow Jones Industrial Average Due December 29, 2009 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

General

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. The aggregate principal amount of Notes issued will be $100,000,000 (10,000,000 Notes). The Notes will mature on December 29, 2009, will constitute part of the senior debt of Citigroup Global Markets Holdings and will rank pari passu with all other unsecured and unsubordinated debt of Citigroup Global Markets Holdings. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

The trustee under the senior debt indenture will be The Bank of New York under an indenture dated as of October 27, 1993, as amended from time to time. A copy of the senior debt indenture under which The Bank of New York serves as trustee has been filed with the SEC as an exhibit to the Registration Statement of which the accompanying prospectus forms a part and is hereby incorporated by reference as part of the Registration Statement. Section numbers in The Bank of New York senior debt indenture take the form “1.01,” “2.01” and so forth, rather than “101,” “201” and so forth. Section references in the accompanying prospectus should be read accordingly.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The Notes bear interest at the rate of 2% per annum. We will pay interest in cash semi-annually on the 29th day of each June and December, or the immediately next business day, commencing on December 29, 2004.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the fifth Business Day preceding each interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on that interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Payment at Maturity

The Notes will mature on December 29, 2009. You will receive at maturity, for each $10 principal amount of Notes you hold, a payment equal to the sum of $10 and an interest distribution amount. The interest distribution amount is based on the monthly returns of the Dow Jones Industrial Average, with each such monthly return subject to a periodic appreciation cap of 4%.

Interest Distribution Amount

The interest distribution amount will be based on the monthly return of the Dow Jones Industrial Average during the term of the Notes, and will not be less than zero.

•	If the index return (defined below) is less than or equal to an interest received percentage of 10.66%, the interest distribution amount will equal zero.

•	If the index return is greater than the interest received percentage, the interest distribution amount will equal the product of:

$10 * (Index Return – Interest Received Percentage)

The index return, which is presented in this prospectus supplement as a percentage, will equal the compounded value of the periodic capped return for each reset period, computed in the following manner:

[Product of (1.00 + the periodic capped return) for each reset period] – 1.00

The periodic capped return for any reset period (including the reset period ending at maturity) will equal the following fraction:

Ending Value – Starting Value
Starting Value

provided that the periodic capped return for any reset period will not in any circumstances be greater than 4%.

The interest received percentage will equal the sum of the interest payable on the Notes over their term, expressed as a percentage of the principal amount of the Notes.

Reset dates occur on the 25th day of each month, commencing September 25, 2004 and ending on December 24, 2009. We refer to the period between any two consecutive reset dates (or the date of this prospectus supplement and the first reset date) as a reset period.

The starting value for the initial reset period will be 10181.74, the closing level of the Dow Jones Industrial Average on August 25, 2004, the date on which the Notes were priced for initial sale to the public. The starting value for each subsequent reset period will equal the ending value with respect to the immediately preceding reset period.

The ending value for any reset period other than the reset period ending at maturity will be the closing value of the Dow Jones Industrial Average on the reset date at the end of the period or, if that day is not an index business day, the closing value on the immediately following index business day. The ending value for the reset period ending at maturity will be the closing value of the Dow Jones Industrial Average on the date three index business days before the maturity date.

If the ending value for any reset date is less than the starting value used for the computation of the periodic capped return for such reset date, then the periodic capped return for such reset date will be negative. However, the interest distribution amount at maturity will not be less than zero (thus ensuring that the payment you receive at maturity will not be less than the amount of your original investment in the Notes), nor can it be more than approximately $112.00 per Note (a maximum value that represents an increase of the Dow Jones Industrial Average of at least 4% during each reset period for 64 reset periods reduced by the Interest Received Percentage).

An index business day means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average . All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

A market disruption event means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or a limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.

If no closing value of the Dow Jones Industrial Average is available on any index business day because of a market disruption event or otherwise, the value of the Dow Jones Industrial Average for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial Average by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

Based on the information currently available to us, on each of September 11, 12, 13 and 14, 2001, the NYSE suspended all trading for the entire day, and on October 27, 1997, the NYSE suspended all trading during the one-half hour period preceding the close of trading. If any such suspension of trading occurred during the term of the Notes, it would constitute a market disruption event. The existence or nonexistence of these circumstances, however, is not necessarily indicative of the likelihood of these circumstances arising or not arising in the future.

The amount payable to you at maturity is dependent upon the performance of the Dow Jones Industrial Average during each of the reset periods, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes. The Notes provide less opportunity for appreciation than a direct investment in the Dow Jones Industrial Average because the periodic appreciation cap will operate to limit the portion of any appreciation in the value of the Dow Jones Industrial Average in which you will share to the first 4% of any increase in the value of the Dow Jones Industrial Average during any reset period, but not limit your exposure to any depreciation in the value of the Dow Jones Industrial Average during any given period. Nevertheless, the payment to you at maturity will be at least equal to the amount of your initial investment in the Notes.

Maturity Payment — Hypothetical Examples

The index return and, therefore, the interest distribution amount, is dependent on the closing value of the Dow Jones Industrial Average on each reset date. Because the value of the Dow Jones Industrial Average may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical payment calculations that follow are intended to illustrate the effect of general trends in the level of the Dow Jones Industrial Average on the amount payable on the Notes at maturity. All of the hypothetical examples assume that the investment in the Notes is $10, that the initial starting value of the Dow Jones Industrial Average is 10181.74, that the periodic capped return cannot exceed 4%, that the interest distribution amount cannot equal less than zero, that the reset date is on the 25th day of each month, commencing September 25, 2004, that there are 64 reset periods, and that the interest received percentage is 10.66%. The Dow Jones Industrial Average levels illustrated in each of the examples have been rounded to the nearest whole number.

Example 1:	The value of the Dow Jones Industrial Average at maturity is greater than its value at issuance and the Dow Jones Industrial Average appreciated by 3% (an amount less than the 4% periodic appreciation cap) during each reset period throughout the term of the Notes:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			11,803	3.00%	16,829	3.00%	23,994	3.00%	34,210	3.00%	48,775	3.00%
February			12,158	3.00%	17,334	3.00%	24,714	3.00%	35,236	3.00%	50,238	3.00%
March			12,522	3.00%	17,854	3.00%	25,455	3.00%	36,293	3.00%	51,745	3.00%
April			12,898	3.00%	18,389	3.00%	26,219	3.00%	37,382	3.00%	53,297	3.00%
May			13,285	3.00%	18,941	3.00%	27,005	3.00%	38,503	3.00%	54,896	3.00%
June			13,683	3.00%	19,509	3.00%	27,816	3.00%	39,658	3.00%	56,543	3.00%
July			14,094	3.00%	20,095	3.00%	28,650	3.00%	40,848	3.00%	58,240	3.00%
August			14,517	3.00%	20,697	3.00%	29,510	3.00%	42,074	3.00%	59,987	3.00%
September	10,487	3.00%	14,952	3.00%	21,318	3.00%	30,395	3.00%	43,336	3.00%	61,786	3.00%
October	10,802	3.00%	15,401	3.00%	21,958	3.00%	31,307	3.00%	44,636	3.00%	63,640	3.00%
November	11,126	3.00%	15,863	3.00%	22,617	3.00%	32,246	3.00%	45,975	3.00%	65,549	3.00%
December	11,460	3.00%	16,339	3.00%	23,295	3.00%	33,213	3.00%	47,354	3.00%	67,516	3.00%

Index return = [(1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03) x (1.00 + 0.03)] – 1.00 = 5.6311 or 563.11%.

Interest distribution amount = $10.00 x (5.6311 – 0.10660) = $55.24.

Payment at maturity = $10.00 + $55.24 = $65.24 per Note.

Example 2:	The value of the Dow Jones Industrial Average at maturity is greater than its value at issuance and the Dow Jones Industrial Average appreciated by 4% (an amount equal to the 4% periodic appreciation cap) during each reset period throughout the term of the Notes:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			12,388	4.00%	19,833	4.00%	31,753	4.00%	50,838	4.00%	81,393	4.00%
February			12,883	4.00%	20,626	4.00%	33,023	4.00%	52,872	4.00%	84,649	4.00%
March			13,398	4.00%	21,451	4.00%	34,344	4.00%	54,986	4.00%	88,035	4.00%
April			13,934	4.00%	22,309	4.00%	35,718	4.00%	57,186	4.00%	91,556	4.00%
May			14,492	4.00%	23,202	4.00%	37,147	4.00%	59,473	4.00%	95,219	4.00%
June			15,071	4.00%	24,130	4.00%	38,633	4.00%	61,852	4.00%	99,027	4.00%
July			15,674	4.00%	25,095	4.00%	40,178	4.00%	64,326	4.00%	102,989	4.00%
August			16,301	4.00%	26,099	4.00%	41,785	4.00%	66,899	4.00%	107,108	4.00%
September	10,589	4.00%	16,953	4.00%	27,143	4.00%	43,457	4.00%	69,575	4.00%	111,392	4.00%
October	11,013	4.00%	17,631	4.00%	28,229	4.00%	45,195	4.00%	72,358	4.00%	115,848	4.00%
November	11,453	4.00%	18,337	4.00%	29,358	4.00%	47,003	4.00%	75,253	4.00%	120,482	4.00%
December	11,911	4.00%	19,070	4.00%	30,532	4.00%	48,883	4.00%	78,263	4.00%	125,301	4.00%

Index return = [(1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) ] – 1.00 = 11.3065 or 1,130.65%.

This is the maximum possible index return.

Interest distribution amount = $10.00 x (11.3065 – 0.10660) = $112.00.

Because the periodic capped return for any reset period will not in any circumstances be greater than 4%, $112.00 is the maximum possible interest distribution amount.

Payment at maturity = $10.00 + $112.00 = $122.00 per Note. This is the maximum possible payment at maturity.

Example 3:	The value of the Dow Jones Industrial Average at maturity is greater than its value at issuance and the Dow Jones Industrial Average appreciated by 6% (an amount greater than the 4% periodic appreciation cap) during each reset period throughout the term of the Notes:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			13,625	4.00%	27,417	4.00%	55,169	4.00%	111,010	4.00%	223,374	4.00%
February			14,443	4.00%	29,062	4.00%	58,479	4.00%	117,671	4.00%	236,777	4.00%
March			15,310	4.00%	30,806	4.00%	61,987	4.00%	124,731	4.00%	250,983	4.00%
April			16,228	4.00%	32,654	4.00%	65,707	4.00%	132,215	4.00%	266,042	4.00%
May			17,202	4.00%	34,613	4.00%	69,649	4.00%	140,148	4.00%	282,005	4.00%
June			18,234	4.00%	36,690	4.00%	73,828	4.00%	148,557	4.00%	298,925	4.00%
July			19,328	4.00%	38,892	4.00%	78,258	4.00%	157,470	4.00%	316,860	4.00%
August			20,488	4.00%	41,225	4.00%	82,953	4.00%	166,918	4.00%	335,872	4.00%
September	10,793	4.00%	21,717	4.00%	43,699	4.00%	87,930	4.00%	176,933	4.00%	356,024	4.00%
October	11,440	4.00%	23,020	4.00%	46,321	4.00%	93,206	4.00%	187,549	4.00%	377,386	4.00%
November	12,127	4.00%	24,401	4.00%	49,100	4.00%	98,799	4.00%	198,802	4.00%	400,029	4.00%
December	12,854	4.00%	25,865	4.00%	52,046	4.00%	104,727	4.00%	210,730	4.00%	424,031	4.00%

*	Actual return on the Dow Jones Industrial Average during each reset period is 6%, but because of the 4% periodic appreciation cap the periodic capped return would be 4%.

Index return = [(1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) ] – 1.00 = 11.3065 or 1,130.65%.

This is the maximum possible index return.

Interest distribution amount = $10.00 x (11.3065 – 0.10660) = $112.00.

Because the periodic capped return for any reset period will not in any circumstances be greater than 4%, $112.00 is the maximum possible interest distribution amount.

Payment at maturity = $10.00 + $112.00 = $122.00 per Note. This is the maximum possible payment at maturity.

Example 4:	The value of the Dow Jones Industrial Average at maturity is less than its value at issuance and the Dow Jones Industrial Average declined steadily throughout the term of the Notes:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			9,610	-1.25%	7,943	-1.85%	6,100	-2.45%	4,352	-3.05%	2,882	-3.65%
February			9,485	-1.30%	7,792	-1.90%	5,948	-2.50%	4,217	-3.10%	2,776	-3.70%
March			9,357	-1.35%	7,640	-1.95%	5,796	-2.55%	4,084	-3.15%	2,672	-3.75%
April			9,226	-1.40%	7,487	-2.00%	5,645	-2.60%	3,953	-3.20%	2,570	-3.80%
May			9,092	-1.45%	7,333	-2.05%	5,496	-2.65%	3,825	-3.25%	2,471	-3.85%
June			8,955	-1.50%	7,179	-2.10%	5,347	-2.70%	3,699	-3.30%	2,375	-3.90%
July			8,817	-1.55%	7,025	-2.15%	5,200	-2.75%	3,575	-3.35%	2,281	-3.95%
August			8,676	-1.60%	6,871	-2.20%	5,055	-2.80%	3,453	-3.40%	2,190	-4.00%
September	10,075	-1.05%	8,532	-1.65%	6,716	-2.25%	4,911	-2.85%	3,334	-3.45%	2,101	-4.05%
October	9,964	-1.10%	8,387	-1.70%	6,561	-2.30%	4,768	-2.90%	3,217	-3.50%	2,015	-4.10%
November	9,849	-1.15%	8,241	-1.75%	6,407	-2.35%	4,628	-2.95%	3,103	-3.55%	1,931	-4.15%
December	9,731	-1.20%	8,092	-1.80%	6,254	-2.40%	4,489	-3.00%	2,992	-3.60%	1,850	-4.20%

Index return = [(1.00 + -0.0105) x (1.00 + -0.0110) x (1.00 + -0.0115) x (1.00 + -0.0120) x (1.00 + -0.0125) x (1.00 + -0.0130) x (1.00 + -0.0135) x (1.00 + -0.0140) x (1.00 + -0.0145) x (1.00 + -0.0150) x (1.00 + -0.0155) x (1.00 + -0.0160) x (1.00 + -0.0165) x (1.00 + -0.0170) x (1.00 + -0.0175) x (1.00 + -0.0180) x (1.00 + -0.0185) x (1.00 + -0.0190) x (1.00 + -0.0195) x (1.00 + -0.0200) x (1.00 + -0.0205) x (1.00 + -0.0210) x (1.00 + -0.0215) x (1.00 + -0.0220) x (1.00 + -0.0225) x (1.00 + -0.0230) x (1.00 + -0.0235) x (1.00 + -0.0240) x (1.00 + -0.0245) x (1.00 + -0.0250) x (1.00 + -0.0255) x (1.00 + -0.0260) x (1.00 + -0.0265) x (1.00 + -0.0270) x (1.00 + -0.0275) x (1.00 + -0.0280) x (1.00 + -0.0285) x (1.00 + -0.0290) x (1.00 + -0.0295) x (1.00 + -0.0300) x (1.00 + -0.0305) x (1.00 + -0.0310) x (1.00 + -0.0315) x (1.00 + -0.0320) x (1.00 + -0.0325) x (1.00 + -0.0330) x (1.00 + -0.0335) x (1.00 + -0.0340) x (1.00 + -0.0345) x (1.00 + -0.0350) x (1.00 + -0.0355) x (1.00 + -0.0360) x (1.00 + -0.0365) x (1.00 + -0.0370) x (1.00 + -0.0375) x (1.00 + -0.0380) x (1.00 + -0.0385) x (1.00 + -0.0390) x (1.00 + -0.0395) x (1.00 + -0.0400) x (1.00 + -0.0405) x (1.00 + -0.0410) x (1.00 + -0.0415)] – 1.00 = -0.8183 or -81.83% and if the index return is less than or equal to 10.66% (the interest received percentage), the interest distribution amount = $0.

Payment at maturity = $10 + $0 = $10 per Note, the amount of your original investment.

Example 5:	The value of the Dow Jones Industrial Average at maturity is greater than its value at issuance and the Dow Jones Industrial Average increased steadily throughout all but one of the reset periods during the term of the Notes. If the decline is greater than or equal to approximately 90.65% for any one reset period, the index return will be less than the interest received percentage and the interest distribution amount will be zero:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			12,388	4.00%	19,833	4.00%	31,753	4.00%	50,838	4.00%	7,319	4.00%
February			12,883	4.00%	20,626	4.00%	33,023	4.00%	52,872	4.00%	7,612	4.00%
March			13,398	4.00%	21,451	4.00%	34,344	4.00%	54,986	4.00%	7,916	4.00%
April			13,934	4.00%	22,309	4.00%	35,718	4.00%	57,186	4.00%	8,233	4.00%
May			14,492	4.00%	23,202	4.00%	37,147	4.00%	59,473	4.00%	8,562	4.00%
June			15,071	4.00%	24,130	4.00%	38,633	4.00%	5,562	-90.65%	8,905	4.00%
July			15,674	4.00%	25,095	4.00%	40,178	4.00%	5,784	4.00%	9,261	4.00%
August			16,301	4.00%	26,099	4.00%	41,785	4.00%	6,016	4.00%	9,631	4.00%
September	10,589	4.00%	16,953	4.00%	27,143	4.00%	43,457	4.00%	6,256	4.00%	10,016	4.00%
October	11,013	4.00%	17,631	4.00%	28,229	4.00%	45,195	4.00%	6,506	4.00%	10,417	4.00%
November	11,453	4.00%	18,337	4.00%	29,358	4.00%	47,003	4.00%	6,767	4.00%	10,834	4.00%
December	11,911	4.00%	19,070	4.00%	30,532	4.00%	48,883	4.00%	7,037	4.00%	11,267	4.00%

Index return = [(1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + -0.906) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040) x (1.00 + 0.040)]– 1.00 = 0.10660 or 10.660% and if the index return is less than or equal to 10.66% (the interest received percentage), the interest distribution amount = $0.

Payment at maturity = $10 + $0 = $10 per Note, the amount of your original investment (even though the value of the Dow Jones Industrial Average increased in all but one of the reset periods).

Example 6:	The value of the Dow Jones Industrial Average at maturity is less than its value at issuance and the value of the Dow Jones Industrial Average fluctuated during the term of the Notes, declining in 32 reset periods and increasing 32 reset periods, with the magnitude of the increases and declines being equal:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			9,743	-4.00%	10,454	-4.00%	9,558	-4.00%	9,466	-4.00%	10,157	4.00%
February			10,133	4.00%	10,036	-4.00%	9,940	4.00%	9,845	4.00%	9,751	-4.00%
March			10,538	4.00%	9,635	-4.00%	10,338	4.00%	10,239	4.00%	9,361	-4.00%
April			10,960	4.00%	10,020	4.00%	10,751	4.00%	10,648	4.00%	9,735	4.00%
May			10,521	-4.00%	10,421	4.00%	11,181	4.00%	11,074	4.00%	9,346	-4.00%
June			10,101	-4.00%	10,838	4.00%	11,629	4.00%	11,517	4.00%	8,972	-4.00%
July			9,697	-4.00%	11,271	4.00%	12,094	4.00%	11,057	-4.00%	9,331	4.00%
August			10,084	4.00%	11,722	4.00%	11,610	-4.00%	10,614	-4.00%	8,958	-4.00%
September	9,774	-4.00%	10,488	4.00%	11,253	-4.00%	11,146	-4.00%	10,190	-4.00%	8,599	-4.00%
October	10,165	4.00%	10,907	4.00%	10,803	-4.00%	10,700	-4.00%	9,782	-4.00%	8,943	4.00%
November	10,572	4.00%	11,344	4.00%	10,371	-4.00%	10,272	-4.00%	9,391	-4.00%	9,301	4.00%
December	10,149	-4.00%	10,890	-4.00%	9,956	-4.00%	9,861	-4.00%	9,767	4.00%	9,673	4.00%

Index return = [(1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + -0.04) x (1.00 + -0.04) x (1.00 + 0.04) x (1.00 + 0.04)] – 1.00 = -0.0500 or -5.00% and if the index return is less than or equal to 10.66% (the interest received percentage), the interest distribution amount = $0.

Payment at maturity = $10 + $0 = $10 per Note, the amount of your original investment (even though the value of the Dow Jones Industrial Average increased in one half of the reset periods).

Example 7:	The value of the Dow Jones Industrial Average at maturity is greater than its value at issuance and the value of the Dow Jones Industrial Average fluctuated during the term of the Notes, declining in 32 reset periods and increasing in 32 reset periods, with the magnitude of the increases being greater than the magnitude of the declines:

	2004		2005		2006		2007		2008		2009
	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return	Index Level	Capped Return
January			10,776	4.00%	10,593	-3.00%	11,971	4.00%	11,768	-3.00%	13,298	4.00%
February			11,207	4.00%	11,017	4.00%	12,450	4.00%	12,239	4.00%	13,830	4.00%
March			10,871	-3.00%	11,458	4.00%	12,948	4.00%	12,728	4.00%	13,415	-3.00%
April			10,545	-3.00%	11,916	4.00%	12,559	-3.00%	12,346	-3.00%	13,013	-3.00%
May			10,229	-3.00%	12,393	4.00%	12,183	-3.00%	11,976	-3.00%	12,622	-3.00%
June			10,638	4.00%	12,888	4.00%	11,817	-3.00%	12,455	4.00%	13,127	4.00%
July			11,063	4.00%	12,502	-3.00%	11,463	-3.00%	12,081	-3.00%	12,733	-3.00%
August			11,506	4.00%	12,127	-3.00%	11,921	4.00%	12,564	4.00%	12,351	-3.00%
September	10,589	4.00%	11,966	4.00%	11,763	-3.00%	12,398	4.00%	13,067	4.00%	12,845	4.00%
October	10,271	-3.00%	11,607	-3.00%	11,410	-3.00%	12,894	4.00%	12,675	-3.00%	12,460	-3.00%
November	9,963	-3.00%	11,259	-3.00%	11,068	-3.00%	12,507	-3.00%	12,295	-3.00%	12,958	4.00%
December	10,362	4.00%	10,921	-3.00%	11,510	4.00%	12,132	-3.00%	12,787	4.00%	13,477	4.00%

Index return = [(1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + -0.03) x (1.00 + 0.04) x (1.00 + 0.04)] – 1.00 = 0.3236 or 32.36%.

Interest distribution amount = $10.00 x (0.3236 – 0.10660) = $2.17.

Payment at maturity = $10.00 + $2.17 = $12.17 per Note.

The examples are for purposes of illustration only. The interest distribution amount will depend on the starting value and the actual ending values determined by the calculation agent as provided in this prospectus supplement. Historical closing values for the Dow Jones Industrial Average are included in this prospectus supplement under “Description of Dow Jones Industrial Average — Historical Data on the Dow Jones Industrial Average.”

Discontinuance of the Dow Jones Industrial Average

If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the ending value as of any succeeding reset date will be determined by reference to the value of that index, which we refer to as a “successor index”.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on any reset date, the periodic index level to be substituted for the Dow Jones Industrial Average for that reset date will be a value computed by the calculation agent for that reset date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.

If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the interest distribution amount and the calculation agent determines that no successor index is available at that time, then on each index business day until the earlier to occur of (a) the determination of the interest distribution amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the interest distribution amount as described in the preceding paragraph as if such day were a reset date. The calculation agent will cause notice of each such value to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an index business day or market disruption event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Dow Jones Industrial Average or a successor index is changed in any material respect, or if the Dow Jones Industrial Average or a successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the closing value with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or the successor index is modified so that the value of the Dow Jones Industrial Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Dow Jones Industrial Average), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the maturity payment, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Global Markets Holdings, the beneficial owner of a Notes will not be permitted to make a claim for unmatured interest and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of the beneficial owner of a Note will be capped at the payment at maturity calculated as though the maturity date of the Notes were the date of the commencement of the proceeding, plus an additional amount of interest accrued on the principal amount of the Notes at 4.5% per annum up to the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Book-Entry System

Upon issuance, all Notes will be represented by one or more fully registered global securities (the “Global Securities”). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

A description of DTC’s procedures with respect to the Global Securities is set forth in the section “Book-Entry Procedures and Settlement” in the accompanying prospectus. DTC has confirmed to Citigroup Global Markets Holdings, Citigroup Global Markets Inc. and the trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Global Markets Holdings in same-day funds so long as the Notes are maintained in book-entry form.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Global Markets Holdings, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining the amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGE

General

Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average contained in this prospectus supplement, including its composition, method of calculation and changes in its components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue or suspend publication of, the Dow Jones Industrial Average at any time.

The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 “blue-chip” U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Global Markets Holdings. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Global Markets Holdings and has not participated in any way in the issuance of the notes.

The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

Historical Data on the Dow Jones Industrial Average

The following table sets forth the closing value of the Dow Jones Industrial Average at the end of each month in the period from January 1999 through July 2004, as published by The Wall Street Journal. These historical data on the Dow Jones Industrial Average are not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the value of the notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the Notes.

	1999	2000	2001	2002	2003	2004
January	9358.53	10940.53	10887.36	9920.00	8053.81	10488.07
February	9306.58	10128.31	10495.28	10106.00	7891.08	10583.92
March	9786.16	10921.92	9878.78	10403.94	7992.13	10357.70
April	10789.04	10733.91	10734.97	9946.22	8480.09	10225.57
May	10559.74	10522.33	10911.94	9925.25	8850.26	10188.45
June	10970.80	10447.89	10502.40	9243.26	8985.44	10435.48
July	10655.15	10521.98	10522.81	8736.59	9233.80	10139.71
August	10829.28	11215.10	9949.75	8663.50	9415.82
September	10336.95	10650.92	8847.56	7591.93	9275.06
October	10729.86	10971.14	9075.14	8397.03	9801.12
November	10877.81	10414.49	9851.56	8896.09	9782.46
December	11497.12	10786.85	10021.50	8341.63	10453.92

The closing value of the Dow Jones Industrial Average on August 25, 2004 was 10181.74.

Historical Year-End Closing Values

The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof at the end of each year from 1945 through 2003. Past movements of the index are not necessarily indicative of future index values.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to Citigroup Global Markets Holdings is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to Citigroup Global Markets Holdings or the Notes. Dow Jones has no obligation to take the needs of Citigroup Global Markets Holdings or the owners of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONESSM DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESSM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP GLOBAL MARKETS HOLDINGS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN, WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP GLOBAL MARKET HOLDINGS.

All disclosures contained in this prospectus supplement regarding the Dow Jones Industrial Average, including its make up, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Global Markets Holdings, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Global Markets Holdings will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Global Markets Holdings that is subject to United States Treasury regulations governing contingent debt instruments (the “Contingent Debt Regulations”). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder’s agreement thereto.

United States Holders

Taxation of Interest.    A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a “noncontingent bond method” to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an accrual of interest at the annual computational rate of 4.126% (the “comparable yield”). The comparable yield is based on a rate at which Citigroup Global Market Holdings could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, semi-annual payments of interest at a rate of 2%, as well as a payment of $11.2375 at maturity (the “Projected Payment Amount”). The Projected Payment Amount is calculated as the amount required to produce the comparable yield when combined with the semi-annual payments of interest made in respect of a Note, taking into account the Note’s issue price.

The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Global Markets Holdings with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Global Markets Holdings’ expectations regarding such yield or the amount of such payment.

Each note will be issued at par.    However, there will be original issue discount for U.S. federal income tax purposes (“Tax OID”) because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the “daily portions” of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year in amounts that exceed the cash coupons that the U.S. Holders will receive. The amount of Tax OID accruing on a Note that exceeds the cash coupons received by a U.S. Holder equals the difference between the comparable yield and the cash coupons.

The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the “adjusted issue price” (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The “adjusted issue price” of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods, less the amount of any payments made in all prior accrued periods. Based upon the comparable yield, if a U.S. Holder that employs the accrual method of tax accounting and pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income from the Note in excess of accrued semi-annual interest income for each of the following periods: $0.0709 in 2004; $0.2145 in 2005; $0.2234 in 2006; $0.2326 in 2007; $0.2434 in 2008; and $0.2528 in 2009.

Disposition of the Notes.    When a U.S. Holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a “disposition”), the U.S. Holder’s gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder’s original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder and less the amount of any payments received by the holder while holding the Note.

If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity will be treated as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which maturity occurs, but only to the extent of the amount of such includible interest. Any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder’s previous Tax OID inclusions with respect to the Note.

On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder’s Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Persons

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Global Markets Holdings’ stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Global Markets Holdings through stock ownership;

(ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

(iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

(iv) the stocks underlying the Dow Jones Industrial Average are actively traded within the meaning of section 871 (h) (4) (C) (v) (I) of the Code.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Global Markets Holdings with an Internal Revenue Service Form W-8BEN described above and Citigroup Global Markets Holdings does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

UNDERWRITING

The terms and conditions set forth in the terms agreement dated the date hereof, which incorporates by reference the underwriting agreement basic provisions dated December 1, 1997, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Global Markets Holdings, and Citigroup Global Markets Holdings has agreed to sell to Citigroup Global Markets Inc., $100,000,000 principal amount of Notes (10,000,000 Notes).

The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to dealers at the public offering price less a concession not to exceed $0.30 per Note. Citigroup Global Markets Inc. may allow, and these dealers may reallow, a concession not to exceed $0.30 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of this prospectus supplement equal to $0.30 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

Citigroup Global Markets Holdings has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Global Markets Holdings, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations between Citigroup Global Markets Holdings and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

The Notes have been approved for listing on the American Stock Exchange under the symbol “PPN,” subject to official notice of issuance.

In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the Dow Jones Industrial Average in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the Dow Jones Industrial Average made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the Dow Jones Industrial Average while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

In order to hedge its obligations under the Notes, Citigroup Global Markets Holdings expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Index by Affiliates of Citigroup Global Markets Holdings” and “— Citigroup Global Markets Holdings’ Hedging Activity Could Result in a Conflict of Interest” in this prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

We estimate that our total expenses for this offering will be $100,000.

Citigroup Global Markets Inc. is a subsidiary of Citigroup Global Markets Holdings. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Global Markets Holdings’ broker-dealer subsidiaries or affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries or affiliates may act as principal or agent in these transactions. None of these subsidiaries or affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes.

LEGAL MATTERS

The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Global Markets Holdings by Edward F. Greene, Esq. Mr. Greene, General Counsel of Citigroup Global Markets Holdings, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriter by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Cleary, Gottlieb, Steen & Hamilton has also acted as special tax counsel to Citigroup Global Markets Holdings in connection with the Notes. Cleary, Gottlieb, Steen & Hamilton has from time to time acted as counsel for Citigroup Global Markets Holdings and certain of its affiliates and may do so in the future.

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

Citigroup Global Markets

Holdings Inc.

10,000,000 2% Principal-Protected

Equity Linked Notes

Based Upon

the Dow Jones Industrial Average

Due December 29, 2009

($10 Principal Amount per Note)

Prospectus Supplement

August 25, 2004

(Including Prospectus dated

June 30, 2003)